Stream Communications Network, Inc.

Consolidated Financial Statements

Year Ended December 31, 2003

CHARTERED

1100 – 1177 West Hastings Street

mackay.ca

ACCOUNTANTS

Vancouver, BC V6E 4T5

Tel: 604-687-4511

MacKay LLP

Fax: 604-687-5805

Toll Free: 1-800-351-0426

www.MacKayLLL.ca

Auditors' Report

To the Shareholders of

Stream Communications Network, Inc.

We have audited the consolidated balance sheet of Stream Communications Network, Inc. as at December 31, 2003 and the consolidated statements of operations and deficit, and cash flows for the year then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at December 31, 2002 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those statements in their report dated April 11, 2003.

“MacKay LLP”

Vancouver,  Canada.

Chartered Accountants

July 13, 2004

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2003 as summarized in note 20 to the consolidated financial statements.

“MacKay LLP”

Vancouver, Canada

Chartered Accountants

July 13, 2004

Stream Communications Network, Inc.

Consolidated Balance Sheets

As of December 31

(in Canadian dollars)

2003	2002

ASSETS
Current assets
Cash and cash equivalents	$ 154,792	$ 394,234
Accounts receivable	185,341	221,346
Inventory	8,315	14,373
Prepaid expenses and advances	83,902	74,330

	454,792	704,283

Deposits	155,017	188,493
Property, plant and equipment (note 6)	7,232,779	9,201,575
Intangibles – (note 7)	2,361,995	5,469,354
Deferred charges – (note 8)	-	2,019,261

$ 10,204,158	$ 17,582,966

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 9)	$ 4,112,467	$ 4,799,090
Due to related party (note 11)	337,867	-
Current portion of long-term debt (note 10)	64,512	108,825

	4,514,846	4,907,915

Long-term debt (note 10)	67,997	52,975

	4,582,483	5,849,149

Minority interest	687,225	888,259

	5,270,068	5,849,149
SHAREHOLDERS’ EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 13)	33,209,455	31,229,685
Contributed surplus	96,041	96,041
Warrants (note 13)	2,025,447	2,740,669
Cumulative translation account (note 12)	(371,841)	1,437,814
Deficit	(30,025,012)	(23,770,392)

4,934,090	11,733,817

$ 10,204,158	$ 17,582,966

Nature of operations and going concern (note 1)
Commitments (note 17)
Contingency (note 18)
Subsequent events (note 19)

“Stan Lis”________________

“Casey Forward”____________

President

Chief Financial Officer

Stream Communications Network, Inc.

Consolidated Statements of Operations and Deficit

(in Canadian dollars)

Year ended December 31, 2003	Year ended December 31, 2002	Two months ended December 31, 2001

Revenues	$ 3,700,160	$ 3,736,716	$ 639,871

Administrative and services	1,747,948	2,238,929	499,071
Cost of sales	1,745,266	2,606,268	546,881
Programming	887,157	757,375	197,561
Sales and marketing	180,144	214,847	47,287

4,560,515	5,817,419	1,290,800

Loss before undernoted items	(860,335)	(2,080,703)	(650,929)

Amortization of property, plant and equipment	730,616	906,972	75,811
Amortization of intangibles	243,023	284,064	17,453

973,639	1,191,036	93,264

Loss before other items	(1,833,994)	(3,271,739)	(744,193)

Other items
Interest income	(94,829)	(28,107)	(8,735)
Financial expenses	275,428	438,137	69,842
Impairment of goodwill (note 7)	1,960,000	-	-
Write off charges (note 8)	2,400,713	-	-

4,541,312	410,030	61,107

Loss from continuing operations before non-controlling interest	(6,375,306)	(3,681,769)	(805,300)

Non-controlling interest	(120,686)	(55,444)	(31,809)

Loss from continuing operations for the period	(6,254,620)	(3,626,325)	(733,491)
Loss from discontinued operations (note 5)	-	(2,362,877)	(267,198)

Net loss for the period	(6,254,620)	(5,989,202)	(1,040,689)

Deficit, beginning of period	(23,770,392)	(17,781,190)	(16,740,501)

Deficit, end of period	$ (30,025,012)	$ (23,770,392)	$ (17,781,190)

Loss per share, basic and diluted
Continuing operations	$ (0.21)	$ (0.13)	$ (0.04)
Discontinued operations	-	(0.08)	(0.01)

Loss per share	$ (0.21)	$ (0.21)	$ (0.05)

Weighted average number of shares
Basic and diluted	29,333,427	28,023,911	22,163,416

Stream Communications Network, Inc.

Consolidated Statements of Cash Flows

(in Canadian dollars)

Year ended December 31, 2003	Year ended December 31, 2002	Two months ended December 31, 2001

Operating Activities
Net loss from continuing operations	$ (6,254,620)	$ (3,626,325)	$ (733,491)
Items not involving cash
Amortization	973,639	1,191,036	93,264
Stock-based compensation	-	-	23,548
Impairment of goodwill	1,960,000	-	-
Write off of deferred charges	2,400,713	-	-
Non-controlling interest	(57,892)	(55,444)	(31,809)

Change in non-cash working capital	(978,160)	(2,490,733)	(688,488)
Accounts receivable	4,507	20,231	113,980
Inventory	3,742	13,873	1,403
Prepaid expenses and advances	(19,150)	68,960	507
Accounts payable and accrued liabilities	(139,551)	1,073,748	470,169
Due to related party	337,867	-	-

Net cash used in operating activities	(790,745)	(1,313,831)	(102,429)
Net cash provided (used) by discontinued operating activities	-	(173,848)	237,848

Net cash provided (used) by operating activities	(790,745)	(1,487,679)	135,419

Financing Activities
Issuance of shares for cash	1,264,553	3,772,917	1,557,095
Share issue costs	-	-	(119,043)
Long-term debt	(3,217)	(91,828)	-

Net cash provided from continuing financing activities	1,261,336	3,681,089	1,438,052
Net cash provided from discontinued financing activities	-	-	-

Net cash provided from financing activities	1,261,336	3,681,089	1,438,052

Investing Activities
Purchase of property, plant and equipment	(192,714)	(312,756)	(124,752)
Acquisition of subsidiary	-	(3,698,554)	-
Deposits	-	3,487,543	(1,067,188)
Deferred charges	(381,452)	(1,742,632)	(90,497)

Net cash used in continuing investing activities	(574,166)	(2,266,399)	(1,282,437)
Net cash used in discontinued investing activities	-	-	(332,612)

Net cash used in investing activities	(574,166)	(2,266,399)	(1,615,049)

Foreign exchange effect on cash and cash equivalents (note 12)	(83,301)	251,950	(145,382)

Change in cash and cash equivalents	(186,876)	178,961	(186,960)

Cash and cash equivalents at beginning of period	394,234	215,273	402,233

Cash and cash equivalents at end of period	$ 207,385	$ 394,234	$ 215,273

Supplemental cash flow information (note 3)

Stream Communications Network, Inc.

Notes to Consolidated Financial Statements

December 31, 2003

(in Canadian dollars)

1.

NATURE OF OPEARTIONS & GOING CONCERN

Stream Communications Network, Inc. (“Stream” or the “Company”) mainly provides cable television services and high-speed internet access. Previous business plans of the implementation and commercialization of animal-waste rendering technologies changed to incineration of animal waste and is available for sale, see note 5 - Discontinued operations. All of its operations are located in Poland.

The Company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada.  On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

For the year ended December 31, 2003, the Company had a loss of $6,254,620, an accumulated deficit of $30,025,012 and a working capital deficiency of $4,060,479. These factors cause there to be uncertainity over the Company's ability to continue as a going concern

The Company is actively pursuing additional funding to continue its current projects (note 19). Management continues to develop the Company’s operating capabilities in order to improve cash flow from operations.

Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

Country of Incorporation	Percentage ownership December 31, 2003	Percentage ownership December 31, 2002

EES Waste Solutions Limited	Cyprus	100.0%	100.0%
International Eco-Waste Systems S.A. (“Eco-Waste”) – (note 5)	Poland	100.0%	100.0%
Stream Communications Sp. z o.o. (“Stream”)	Poland	100.0%	100.0%
Gimsat Sp. z o.o. (“Gimsat”) – (note 4)	Poland	100.0%	100.0%
Polvoice.com Sp. z o.o. (“polvoice”) – (note 5)	Poland	95.5%	95.5%
Bielsat.com Sp. z o.o. (Bielsat”)	Poland	51.0%	51.0%

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.

Inventory

Inventory is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

Deferred charges

Costs, such as legal, accounting, due diligence, sponsorship and filing fees relating to potential business acquisitions are deferred and applied towards the cost of the acquisition when completed.  Such costs are expensed if the potential acquisition is no longer considered viable by management.

Charges relating to the start-up of the Company’s activities regarding animal-waste rendering had been deferred and amortized on a straight-line basis over a period of five years. These charges have been written-off in the year ended October 31, 2001 as this business is considered discontinued operations (note 5).

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:

Automobile	20% - 30%
Buildings, offices	3%
Computer software	20% - 100%
Cable television network equipment	5% - 45%
Furniture, fixtures and equipment	20% - 30%

Plant reconstruction-in-progress consists of assets not yet in use and accordingly no amortization is recorded.

Revenue recognition

Substantially all revenues are derived from cable TV subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred.

Foreign currency translation

The Company’s significant assets, revenues and expenses are in Poland; accordingly, the Company’s functional currency is the Polish Zloty. The Company follows the current rate method of translation which translates foreign assets and liabilities, into Canadian dollar equivalents, at the rate of exchange at the balance sheet date.  Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction.  Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates.  Gains and losses resulting from the adjustment are included in earnings.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Acquisitions, intangible assets and goodwill

The Company has adopted the recent recommendations of the Canadian Institute of Chartered Accountants ("CICA") with regards to the approved new Handbook section 1581, “Business Combinations”, replacing section 1580 that will require all business combinations to use the purchase method of accounting.  Also, in accordance with the recent recommendations of the CICA, the Company follows an impairment-only approach for the accounting for goodwill and other intangible assets that have an indefinite life.  Under the new recommendations the Company is required to perform an initial benchmark test of impairment within six months of adoption, and annual tests of impairment at the reporting unit level.  If the carrying value of goodwill and other intangible assets of a reporting unit exceeds the fair value of the reporting unit, the carrying value of the asset must be written down to fair value.

For the year ended December 31, 2003, the Company has reported an impairment charge of $1,960,000 (2002 - $nil) to reflect the decrease in the carrying value of its goodwill.

The Company has determined that the cable TV licences have an indefinite life.  The Company has evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required, except for goodwill from the acquisition of PolVoice, now part of discontinued operations (note 5). Subscriber base is amortized using the straight-line method at a rate of 5%.

Stock-based Compensation

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. When the fair value method is not used, disclosure is required of the pro forma impact of using the fair value of stock options on the reported results of operations. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to capital stock. If stock options are repurchased the excess of consideration paid over the carrying amount of the stock option is charged to deficit. The effect of applying this new standard to stock options issued to employees and directors is not material.

Effective 2000, the Company adopted the recommendations with respect to grants of options to non-employees whereby compensation expense is determined when stock options are issued and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

Effective January 1, 2003, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation, as determined by the Black-Scholes option valuation method.

3.

SUPPLEMENTAL CASH FLOW INFORMATION

Year ended December 31, 2003	Year ended December 31, 2002	Two months ended December 31, 2001

Supplemental non-cash investing and financing activities
Private placement issue costs	$ -	$ 23,520	$ 35,770
Conversion of intercompany balance to investment in PolVoice	-	-	698,139
Shares issued for settlement of debt	-	-	-
Cash paid for interest	-	-	-
Cash paid for income taxes	-	-	-

4.

ACQUSITIONS

The Company has substantially completed the acquisition of Gimsat. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was January 1, 2002,  after which the operations of Gimsat are included in these consolidated financial statements. Gimsat has cable TV networks in Jaslo, Sanok and Brzozow, all located in Poland.

At the time of acquisition the fair value of the assets and liabilities of Gimsat were:

Cash and cash equivalents	$ 10,154
Accounts receivable	42,478
Inventory	2,955
Prepaids	36,050
Property, plant and equipment	2,163,860
Intangible assets (subscriber base)	3,340,649
Long-term debt	(243,529)
Accounts payable and accrued liabilities	(6,194)

Purchase price	$ 5,346,423

Consideration consists of:
Cash	$ 3,708,708
Amounts owing to former shareholders of Gimsat	1,637,715

Total	$ 5,346,423

5.

DISCONTINUED OPERATIONS

During 2001, the company commenced planned operations in providing cable TV and related cable services. The previous business of meat waste rendering was interrupted when  the European Commission imposed a ban on meat and bone meal products due to the risk of Bovine Spongiform Encephalopathy ("BSE") spread by these products. The Company changed direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE and applied to change its hazardous waste licence to an incinerator licence. The Company was intending to utilize this licence to start operations in the hazardous waste business, but the company decided to sell this business, as it did not fit with its cable service business.

As at December 31, 2003, the company has not sold Eco-Waste to an arm's length buyer, as originally intended. The net assets were written off during the 2002 fiscal year and the Company is disposing of any remaining assets.

As at December 31, 2002 the net assets related to Eco-Waste were written down to their net realizable value of nil, consequently there are no assets or liabilities included in the consolidated balance sheet as at December 31, 2002 and December 31, 2003.

In view of the Company’s main business and objectives directed towards cable TV, it was decided to discontinue the operations of PolVoice. In this manner, the Company is focused on one business objective. The operations of PolVoice were discontinued and written off.

The statements of operations for the discontinued business operations are:

Year ended December 31, 2003	PolVoice	Eco-Waste	Total

Sales	$ -	$ -	$ -
Expenses	-	-	-
Write-down of net assets to net realizable value	-	-	-
Foreign exchange loss	-	-	-

Loss from discontinued operations	$ -	$ -	$ -

Year ended December 31, 2002	PolVoice	Eco-Waste	Total

Sales	$ -	$ -	$ -
Expenses	-	-	-
Write-down of net assets to net realizable value	-	(2,362,877)	(2,362,877)
Foreign exchange loss	-	-	-

Loss from discontinued operations	$ -	$ (2,362,877)	$ (2,362,877)

Two months ended December 31, 2001	PolVoice	Eco-Waste	Total

Sales	$ 10,347	$ -	$ 10,347
Expenses	(112,905)	(124,182)	(237,087)
Interest expense	(120)	(24)	(144)
Write-down of net assets to net realizable value	(40,789)	-	(40,789)
Foreign exchange loss	4	471	475

Loss from discontinued operations	$ -	$ -	$ -

6.

PROPERTY, PLANT AND EQUIPMENT

December 31, 2003	Cost	Accumulated Amortization	Net book value

Automobiles	$ 294,435	$ 124,898	$ 169,537
Leaseholds	209,983	62,034	1,575,929
Cable television network equipment	9,354,130	2,646,339	5,279,811
Furniture and fixtures	350,298	278,466	71,832
Computer software	72,291	57,417	14,874
Plant construction-in-progress	120,796	-	120,796

$ 10,401,933	$ 3,169,154	$ 7,232,779

December 31, 2002	Cost	Accumulated Amortization	Net book value

Automobiles	$ 331,814	$ 110,468	$ 221,346
Leaseholds	193,327	134,105	2,006,492
Cable television network equipment	11,097,552	2,435,671	6,714,611
Furniture and fixtures	375,344	265,698	109,646
Computer software	85,828	60,778	25,050
Plant construction-in-progress	124,430	-	124,430

$ 12,208,295	$ 3,006,720	$ 9,201,575

7.

INTANGIBLE ASSETS

December 31, 2003	Cost	Accumulated Amortization	Impairment	Net Book Value

Cable TV licences	$ 95,625	$ 49,520	$ -	$ 46,105
Subscriber base	4,670,366	536,341	1,818,135	2,315,890
Goodwill	147,671	5,806	141,865	-

$ 4,913,662	$ 591,667	$ 1,960,000	$ 2,361,995

December 31, 2002	Cost	Accumulated Amortization	Impairment	Net Book Value

Cable TV licences	$ 116,217	$ 23,335	$ -	$ 92,882
Subscriber base	5,565,072	330,465	-	5,234,607
Goodwill	147,671	5,806	-	141,865

$ 5,828,960	$ 359,606	$ -	$ 5,469,354

8.

DEFERRED CHARGES

December 31, 2003	December 31, 2002

Direct and incremental cost of prospectus	$ -	$ 1,841,855
Due diligence costs of acquisitions targets	-	177,406

$ -	$ 2,019,261

During the year, it was determined that the deferred costs relating to the prospectus and acquisition targets no longer provided a future benefit to the company and were consequently written off.

9.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities is approximately $1,519,281 (December 31, 2002 - $1,637,715) owed on the acquisition of GimSat, and $1,137,611 (2002 - $616,812) owed for fees related to the prospectus.  On May 19, 2004 $1,654,000 was paid on the amount owing from the acquisition of GimSat.

10.

LONG-TERM DEBT

December 31, 2003	December 31, 2002

Loan balances, current portion	$ 64,512	$ 108,825
Loan balances, long term portion	67,997	52,975

Total	$ 132,509	$ 161,800

Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged at the prime rate in Poland plus ½%, per annum.

11.

DUE TO RELATED PARTY

The amount due to related party is due on demand, bears interest at 5% per annum and is unsecured.

12.

CUMULATIVE TRANSLATION ACCOUNT

The operations of the Company are situated in the country of Poland along with most of its assets, see note 14 "Segmented Information". The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

Rate at the end of the year	Average rate for the year

2003	2.9029	2.78501
2002	2.4351	2.59447

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2003, and the foreign exchange effect on cash and cash equivalents.

December 31, 2002 balance (Polish zloty)	December 31, 2002 balance ($CDN) at 2003 exchange rate	December 31, 2002 balance ($CDN) at 2003 exchange rate	Exchange loss (gain) in translation

Rate: Polish zloty to Canadian dollars	2.4351	2.9029

Accounts receivable	zl 475,970	$ 195,462	$ 163,964	$ 31,498
Inventory	35,000	14,373	12,057	2,316
Prepaid expenses and advances	144,735	59,437	49,859	9,578
Deposits	458,999	188,493	158,117	30,376
Property, plant and equipment	22,361,173	9,182,856	7,703,046	1,479,810
Intangibles	12,972,968	5,327,489	4,468,968	858,521
Accounts payable and accrued liabilities	(7,805,183)	(3,205,282)	(2,688,754)	(516,528)
Current portion of long-term debt	(265,000)	(108,825)	(91,288)	(17,537)
Long-term debt	(128,999)	(52,975)	(44,438)	(8,537)
Non-controlling interest	(2,162,999)	(888,259)	(745,117)	(143,142)

Total exchange loss on translation	$ 1,726,355
Deduct: Cumulative translation account, beginning of year	(1,437,814)
Cumulative translation account, end of year	(371,841)

Foreign exchange effect on cash and cash equivalents	$ (83,300)

13.

CAPITAL STOCK

(a)

Authorized

150,000,000 common shares of no par value

(b) Issued	Number of Shares	Price	Share Capital

Balance – December 31, 2001	27,666,379	$ -	$ 26,110,367
Subscriptions received	-		1,136,728
Warrants exercised	200,000	2.85	570,000
Warrants exercised	100,000	2.00	200,000
Warrants exercised	1,036,770	1.80	1,866,186
Fair value of warrants exercised	-		1,346,404

Balance – December 31, 2002	29,003,149	$ -	$ 31,229,685
Warrants exercised	702,526	1.80	1,264,542
Fair value of warrants expired	-	-	228,323
Fair value of warrants exercised	-	-	486,905

Balance – December 31, 2003	29,705,675	$ -	$ 33,209,455

During the two month period ended December 31, 2001, warrants with a fair value of $3,524,348 were issued as part of a private placement and were reflected as a reduction in capital stock. During the year, $486,905 (2002: $1,346,404) of these warrants were exercised and $228,323 (2002: $nil) expired and accordingly were allocated from warrants to capital stock.

(c)

Options

In  the  Annual General Meeting held on April 30, 2001,  the shareholders approved the creation of the "Stock Option Plan" pursuant to which the directors  were  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 4,375,755 common shares of the Company at the time of such issue,  at a minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted. Options granted previous to November 1, 2001 vested immediately and have a term of five years. Options granted after vest one-quarter every year with the first quarter vesting immediately and the remaining options vesting if the Company's shares are trading on an exchange and the trading price for the previous 30 days has exceeded 15% of the exercise price compounding each year to 45% in the third year. Options are normally granted for a period of five years.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

Shares	Weighted average exercise price

Balance of options at December 31, 2002 and 2001	4,370,000	$ 1.88
Granted	-	-
Forfeited	-	-

4,370,000	$ 1.88

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date using the fair value method, the Company's loss and loss per share would have been increase to the pro forma amounts indicated below:

Year ended December 31, 2003	Year ended December 31, 2002	Two months ended December 31, 2001

Loss for the period	$ (6,254,620)	$ (5,989,202)	$ (1,040,689)
Stock-based compensation	-	-	(823,513)

Pro forma Loss	(6,254,620)	(5,989,202)	(1,864,202)

Pro forma loss per share	$ (0.21)	$ (0.21)	$ (0.08)

These amounts were determined using Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 73.5% over an expected life of five years and a weighted average annual risk free rate of 3% in 2001 when the options were granted.

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	Options Outstanding		Options Exercisable
Range of exercise price	Number outstanding at December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at December 31, 2003	Weighted average exercise price $

$1.41	111,062	0.3	$ 1.41	114,062	$ 1.41
1.60	3,049,938	2.8	1.60	943,985	1.60
2.62	715,000	1.1	2.62	715,000	2.62
2.65	491,000	1.5	2.65	491,000	2.65

4,370,000	2.3	$ 1.88	2,264,047	$ 2.14

(d)

Warrants

The changes in warrants were as follows:

Number of warrants	Number of common shares permitted to be purchased	Price per share	Expiry date	Fair value of Warrants

Outstanding December 31, 2001	6,962,161	5,764,018			$ 4,087,070
Expired	(795,000)	(397,500)	$ 2.85	12-Jul-02	(383,368)
Exercised	(400,000)	(200,000)	2.85	12-Jul-02	(179,354)
Exercised	(200,000)	(100,000)	2.00	28-Dec-03	(65,114)
Exercised	(1,036,770)	(1,036,770)	1.80	28-Dec-03	(718,565)

Total balance December 31, 2002	4,530,391	4,029,748			2,740,669
Expired	(701,286)	(350,644)	$ 1.80	28-Dec-03	(228,318)
Exercised	(702,526)	(702,526)	1.80	28-Dec-03	(486,904)

Total balance December 31, 2003	3,126,579	2,976,578	$ 2,025,447

Outstanding December 31, 2003	300,000	150,000	$ 1.80	28-Dec-04	$ 103,962
	2,701,579	2,701,579	1.80	28-Dec-04	1,872,405
	125,000	125,000	2.25 USD	28-Dec-04	49,080

Total Balance December 31, 2003	3,126,579	2,976,579	$ 2,025,447

During the year, the directors approved the expiry date of the warrants with exercise prices of $1.80 and $2.25 USD be extended to December 28, 2004.

14.

SEGMENTED INFORMATION

The Company operates primarily in one segment, being cable TV and in two geographic location, being Canada and Poland.

Geographic information

Revenues are attributed to countries based on location customer

Revenues	Year ended December 31, 2003	Year ended December 31, 2002	Two months ended December 31, 2001

Canada	$ -	$ -	$ -
Poland	3,700,160	3,736,716	639,871

$ 3,700,160	$ 3,736,716	$ 639,871

Property, plant, equipment and intangibles	December 31, 2003	December 31, 2002

Canada	$ 14,165	$ 24,923
Poland	9,580,609	14,646,006

$ 9,594,774	$ 14,670,929

15.

INCOME TAXES

The Company has tax losses available for offset against future taxable income in various jurisdictions for the following approximate amounts:

Canada	9,562,000
Poland	3,630,000

The income tax losses in Poland can be carried forward and deducted from taxable income in the next five years, but not exceeding 50% of the loss in any of these years. The incomes taxes in Canada begin to expire from 2003 to 2010.  The potential tax benefits of the losses in Canada and Poland have not been recognized in the financial statements and have been offset by a valuation allowance.

The following is a reconciliation of income taxes:

Year ended December 31, 2003	Year ended December 31, 2002	Two months ended December 31, 2001

Statutory rates in Canada	37.62%	39.62%	44.62%
Recovery (income taxes) at Canadian statutory rates	$ 1,916,229	$ 2,372,922	$ (464,355)
Difference in tax rates in other jurisdictions	(155,211)	(1,676,977)	176,290
Difference due to decrease in statutory rates	(139,210)	-	-
Non-deductible expenses for tax purposes	21,495	21,495	32,473

	$ 1,643,303	$ 717,440	$ (255,592)
Tax effect of tax losses not recognized	(1,643,303)	(717,440)	255,592

Current and future tax expense (recovery)	$ -	$ -	$ -

Future income taxes
Future income tax assets
Tax losses	$ 4,286,910	$ 4,797,813	$ 4,535,939
Property, plant and equipment	28,818	(56,450)	(64,307)
Intangible assets	-	(39,998)	(581,545)
Start-up costs	-	-	391,065
Share issuance costs	483,754	811,440	31,033

Future income tax assets	$ 4,799,482	$ 5,512,805	$ 4,312,185
Valuation allowance	(4,799,482)	(5,512,805)	(4,312,185)

Net future income tax assets	$ -	$ -	$ -

16.

FINANCIAL INSTRUMENTS

(a)

Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and long term debt, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

(b)

Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable.  The Company mitigates credit risk through standard credit and reference checks.

(c)

Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

17.

COMMITMENTS

As at December 31, 2003, the company is committed under leases for cable networks, office space and automobiles in the following amounts for the next five years:

2004	231,755
2005	208,145
2006	205,145
2007	179,410
2008	173,139

18.

CONTIGENCY

The company has received invoices from a creditor for amounts due for work performed in regards to IPO on the Warsaw exchange.  The amount claimed is US$3,145,885 of which $nil has been accrued at December 31, 2003. The Company is of the opinion that these amounts are due when an IPO on the Warsaw Exchange is complete.

19.

SUBSEQUENT EVENTS

On March 17, 2004 the company announced it acquired approximately 1350 cable TV subscribers, 267 internet subscribers and 2600 homes passed, effective April 1, 2004 for 1,500,000 Polish zloty.

On May 10, 2004 the company announced it acquired 60% of an Internet network company for 281,000 Polish zloty which approximated 1,000 internet subscribers.  The company also has the right to bid for the rest of the shares and the right of first refusal.

20.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian "GAAP") which conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as set out below:

Consolidated Balance sheets	December 31, 2003		December 31, 2002
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Deficit	$ (30,025,012)	$ (30,025,012)	$ (23,770,392)	$ (23,770,392)
Total assets	10,234,707	10,234,707	17,582,966	17,582,966

Consolidated statements of operation	Year ended December 31, 2003	Year ended December 31, 2002

Loss under Canadian GAAP	$ (6,254,620)	$ (5,989,202)
Foreign exchange income (loss) (note 20(a))	(1,809,655)	574,612

Comprehensive income under US GAAP	$ (8,064,275)	$ (5,414,590)

Basic/diluted loss per share, U.S. GAAP	$ (0.27)	$ (0.19)

Consolidated statements of cash flow	2003		2002
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Cash flows from
Operating activities	$ (790,745)	$ (790,745)	$ (1,487,679)	$ (1,487,679)
Financing activities	1,261,336	1,261,336	3,681,089	3,681,089
Investing activities	(574,166)	(574,166)	-	-

Increase (decrease) in cash and cash equivalents	(103,575)	(103,575)	2,193,410	2,193,410
Foreign exchange effect on cash	(83,301)	(83,301)	251,950	251,950
Cash and cash equivalents – beginning of period	394,234	394,234	215,273	215,273

Cash and cash equivalents – end of period	$ 207,358	$ 207,358	$ 2,660,633	$ 2,660,633

(a)

Comprehensive income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholders' Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note.  The only item in the Company's financial statements impacting comprehensive income is the unrealized gains and losses from foreign exchange.

(b)

Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee is required to pay for the stock. There were no stock options granted in 2003 or 2002.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock–Based Compensation – Transition and Disclosure”.  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The company adopted SFAS No. 148, as required, on January 1, 2003 with no material impact on its financial statements.

(c)

Good will and other intangibles

In July 2001, the Financial Accounting Standards Board Issued SFAS No. 142 "Goodwill and Other Intangible Assets".  Under SFAS No. 142, goodwill and indefinite life intangible assets are no longer amortized.  Separate intangible assets that are not deemed to have an indefinite life  will continue to be amortized over their useful lives.  SFAS No. 142 also establishes a new method of testing goodwill and other intangible assets for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of that goodwill or other intangible asset below its carrying value.  The non-amortization provision of SFAS No. 142 applying to goodwill and other tangible assets acquired has been adopted at January 1, 2002.

(d)

New accounting pronouncements

The Financial Accounting Standards Board issued FAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. FAS No. 143 requires that asset retirement obligations be recognized as a liability, measured at fair value. The associated retirement costs are capitalized and amortized over the asset's useful life. FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.

The Financial Accounting Standards Board issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS No. 144 requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. The standard also changes the criteria for classification of operating results as discontinued operations. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 14, 2001.

In June 2002, FASB issued SFAS No. 146 “Accounting for costs Associated with Exit or Disposal Activities” (“SFAS 146”), which supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”.  SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

In May 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 15, 2002.

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "SpecialPurpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" (°EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the company’s financial position or results of operations.

21.

COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform with the presentation adopted in the current year.